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EXHIBIT 99.3

EAST WEST BANCORP, INC.

AMENDMENT NO. 2 TO
1998 STOCK INCENTIVE PLAN

        1.    This Amendment No. 2 to the 1998 Stock Incentive Plan ("Plan") of East West Bancorp, Inc., a Delaware corporation (the "Company"), is to enable the Company and its subsidiaries to attract, retain and motivate their employees and consultants by providing for or increasing the proprietary interests of such employees and consultants in the Company, and to enable the Company and its subsidiaries to attract, retain and motivate nonemployee directors and further align their interests with those of the stockholders of the Company by providing for or increasing the proprietary interest of such directors in the Company.

        2.    Section 4(A) of the Plan shall be amended in its entirety to read as follows:

          Section 1. STOCK SUBJECT TO PLAN

          (A)  At any time, the aggregate number of Common Shares issued and issuable pursuant to all Awards (including all Incentive Stock Options) granted under this Plan shall not exceed 3,192,200 subject to adjustment as provided in Section 7 hereof. In the case of stock options and stock appreciation rights, the maximum number of Common Shares with respect to which options or rights may be granted to any person during a calendar year shall be 3,192,200 shares.

        3.    This amendment shall be effective as of November 1, 2001.

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EAST WEST BANCORP, INC. AMENDMENT NO. 2 TO 1998 STOCK INCENTIVE PLAN